As filed with the Securities and Exchange Commission on August 26, 2005
================================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2005

                         Commission File Number: 1-14396


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)


         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
         ---------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



================================================================================

Information furnished on this form:

         Announcement, dated August 24, 005, by the Registrant disclosing the Unaudited Results for the six months ended 30th June, 2005.


                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1        Announcement, dated August 24, 2005, by the                      5
           Registrant disclosing the Unaudited Results for the six months ended 30th June, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: August 26, 2005               By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

EXHIBIT 1.1
-----------


                       [GRAPHIC OMITTED][LOGO - AsiaSat]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

     ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005


The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30 June 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005

                                                                                          UNAUDITED
                                                                                 SIX MONTHS ENDED 30 JUNE
                                                                              ------------------------------
                                                      NOTE                        2005                  2004
                                                                               HK$'000               HK$'000

Sales                                                   3                      445,338               551,112
Cost of services                                                              (210,373)             (208,090)
                                                                            ----------            ----------

Gross profit                                                                   234,965               343,022
Other gains                                                                     16,562                 3,556
Administrative expenses                                                        (38,246)              (47,186)
                                                                            ----------            ----------

Operating profit                                                               213,281               299,392
Share of loss of associates                                                     (1,909)              (11,093)
                                                                            ----------            ----------

Profit before income tax                                                       211,372               288,299
Income tax expense                                      4                      (26,660)              (34,679)
                                                                            ----------            ----------

Profit for the period                                                          184,712               253,620
                                                                            ==========            ==========

Attributable to:
Equity holders of the Company                                                  185,240               253,619
Minority interests                                                                (528)                    1
                                                                            ----------            ----------

                                                                               184,712               253,620
                                                                            ==========            ==========

Earnings per share
  - basic                                               5                      HK$0.47               HK$0.65
                                                                            ==========            ==========


  - diluted                                             5                      HK$0.47               HK$0.65
                                                                            ==========            ==========

Interim dividend
Interim dividend proposed of HK$0.08
  (2004: HK$0.08) per share                                                     31,221                31,221
                                                                            ==========            ==========

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2005

                                                                           AS AT
                                                              -----------------------------------
                                                              30 JUNE 2005       31 December 2004
                                                                UNAUDITED                 audited
                                                                 HK$'000                  HK$'000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                                   2,767,090               2,894,467
Leasehold land and land use rights                                 24,490                  24,782
Intangible assets                                                     750                      --
Unbilled receivable                                               175,107                 175,267
Interests in associates                                            14,134                  13,397
Amount paid to tax authority                                       93,666                  67,023
                                                              -----------            ------------

                                                                3,075,237               3,174,936
                                                              -----------            ------------

CURRENT ASSETS
Inventories                                                           699                     416
Trade and other receivables                                       163,937                 137,478
Other loan receivable                                                 346                   2,062
Cash and cash equivalents                                       1,330,616               1,234,355
                                                              -----------            ------------

                                                                1,495,598               1,374,311
                                                              -----------            ------------

TOTAL ASSETS                                                    4,570,835               4,549,247
                                                              ===========            ============

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO THE COMPANY'S
EQUITY HOLDERS
Share capital                                                      39,027                  39,027
Share premium                                                       4,614                   4,614
Retained earnings                                               3,910,824               3,830,956
                                                              -----------            ------------

                                                                3,954,465               3,874,597
MINORITY INTERESTS                                                  5,828                   6,356
                                                              -----------            ------------

TOTAL EQUITY                                                    3,960,293               3,880,953
                                                              -----------            ------------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                                   198,243                 205,258
Deferred revenue                                                   99,598                 111,844
                                                              -----------            ------------

                                                                  297,841                 317,102
                                                              -----------            ------------


CURRENT LIABILITIES
Construction payables                                               3,175                  4,989
Other payables and accrued expenses                                54,194                 65,322
Deferred revenue                                                  152,382                 175,043
Current income tax liabilities                                    102,829                 105,717
Dividend payable                                                      121                   121
                                                              -----------            ------------

                                                                  312,701                 351,192
                                                              -----------            ------------

TOTAL LIABILITIES                                                 610,542                 668,294
                                                              -----------            ------------


TOTAL EQUITY AND LIABILITIES                                    4,570,835                4,549,247
                                                              ===========            ============


NET CURRENT ASSETS                                              1,182,897                1,023,119
                                                              ===========            ============


TOTAL ASSETS LESS CURRENT LIABILITIES                           4,258,134                4,198,055
                                                              ===========            ============

NOTES:

1.    INDEPENDENT REVIEW

      The interim results for the six months ended 30 June 2005 are unaudited but have been reviewed in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), by PricewaterhouseCoopers, whose unmodified review report is included in the interim report to be sent to equity holders.

2.    PRINCIPAL ACCOUNTING POLICIES

      The unaudited condensed consolidated financial information have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA.

      The condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

      The accounting policies and methods of computation used in the preparation of these condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Company has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

      The interim financial information have been prepared in accordance with those new HKFRS standards and interpretations issued and effective as at the time of preparation of the information. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.


3.    SALES AND SEGMENT INFORMATION

      The Company's sales is analysed as follows:

                                                               SIX MONTHS ENDED 30 JUNE
                                                               ------------------------
                                                                     2005          2004
                                                                  HK$'000       HK$'000
      Income from provision of satellite transponder capacity     430,816       429,968
      Sales of satellite transponder capacity                      12,246         8,272
      Other revenue                                                 2,276       112,872
                                                               ----------     ---------

                                                                  445,338       551,112
                                                               ==========     =========

      The Company has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Company's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Company's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

      The following table provides an analysis of the Company's sales by geographical markets:

                                                   SIX MONTHS ENDED 30 JUNE
                                                -----------------------------
                                                      2005               2004
                                                   HK$'000            HK$'000

      Hong Kong                                    167,276            157,302
      Greater China, including Taiwan               99,780             94,112
      United States of America                      38,597            147,171
      United Kingdom                                24,410             24,993
      British Virgin Islands                         8,305             20,064
      Others                                       106,970            107,470
                                                ----------          ---------

                                                   445,338            551,112
                                                ==========          =========


4.    INCOME TAX EXPENSE

      Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period.

      Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

                                                   SIX MONTHS ENDED 30 JUNE
                                                 ----------------------------
                                                      2005               2004
                                                   HK$'000            HK$'000
      Current income tax
      - Hong Kong Profits Tax                       23,963             29,687
      - Overseas taxation                            9,712              9,066
      Deferred income tax reversal                  (7,015)            (4,074)
                                                 ---------          ---------

                                                    26,660             34,679
                                                 =========          =========

      The Group currently has a tax case in dispute with the Indian tax authorities.


5.    EARNINGS PER SHARE

      BASIC

      Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

                                                   SIX MONTHS ENDED 30 JUNE
                                                 ----------------------------
                                                      2005               2004
                                                   HK$'000            HK$'000

      Profit attributable to equity
        holders of the Company                     185,240            253,619
                                                 ---------          ---------

      Weighted average number of
        ordinary shares in issue (thousands)       390,266            390,266
                                                 ---------          ---------

      Basic earnings per share (HK$ per share)        0.47              0.65
                                                 ---------          ---------

      DILUTED

      Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options of dilutive potential ordinary shares. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

                                                                          SIX MONTHS ENDED 30 JUNE
                                                                         ---------------------------
                                                                              2005              2004
                                                                           HK$'000           HK$'000

      Profit used to determine diluted earnings per share                  185,240           253,619
                                                                         ---------         ---------

      Weighted average number of ordinary shares in issue (thousands)      390,266           390,266
      Adjustments for - share options (thousands)                               53                 -
                                                                         ---------         ---------

      Weighted average number of ordinary shares for diluted earnings
        per share (thousands)                                              390,319           390,266
                                                                         ---------         ---------

      Diluted earnings per share (HK$ per share)                              0.47              0.65
                                                                         ---------         ---------


6.    PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

      During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

7.    CORPORATE GOVERNANCE

      The Group has adopted all the Code Provisions in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") except the followings:

      (i) All the Independent Non-executive Directors and Non-executive Directors are not appointed for specific term but are subject to retirement, rotation and re-election at the Company's Annual General Meeting; and

      (ii) The Remuneration Committee is composed of three members, of whom one is Independent Non-executive Director and the other two are Non-executive Directors. The Committee is chaired by the Independent Non-executive Director.

      The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.

8.    AUDIT COMMITTEE

      The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independent, financial literacy and experience requirements, whilst the other two members are Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

      The Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated financial information for the six months ended 30 June 2005 in conjunction with the Company's external auditors.

9.    CHARGES ON ASSETS

      The Group did not have any charges on assets as at 30 June 2005 and 31 December 2004.

10.   PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

      A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

11.   MISCELLANEOUS

      The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2004, other than disclosed in this announcement.

12.   CLOSURE OF REGISTER OF MEMBERS

      The Register of equity holders of the Company will be closed from 6 to 13 October 2005 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 5 October 2005. The interim dividend will be paid on or about 15 November 2005.


CHAIRMAN'S STATEMENT

A DIFFICULT MARKET

The trading environment for the satellite sector in the first six months of 2005 continued to be dominated by intense competition and price pressure despite distinct indications of economic improvement in some Asia-Pacific markets. Nevertheless, we achieved a 14% improvement in the overall utilisation of our transponder capacity during the period, although it was not possible to achieve a corresponding increase in revenue.

The imbalance between supply and demand continues to drive acute price competition and this has affected and will continue to affect our performance. Fortunately, the Group has a blue-chip customer base with long-term contracts and is financially robust and debt free. We have strong confidence in the economic future of the region and we will continue to enhance our products and services as the market starts to improve. We are, thus, well positioned to grow and to consolidate our market leadership.

The Company's quality of management, performance and service were professionally recognised in May this year when AsiaSat was selected "Best Asian Satellite Carrier" in the 2005 Telecom Asia Awards by a panel of telecommunications experts, backed by financial analysis from research specialists, the Yankee Group. The criteria included financial performance, market leadership, technology innovation and corporate governance. I congratulate each member of management and staff for their outstanding performance and their dedication to quality.

INTERIM RESULTS

The presentation of the financial results, specifically the comparison between the 2004 and 2005 figures, continues to be distorted by the inclusion of a one-time receipt in 2004 for the early termination of a transponder utilisation agreement.

Turnover for the first half of 2005 amounted to HK$445 million (2004: HK$551 million), HK$106 million below that of the corresponding period in the prior year. Excluding the one-time contribution of HK$107 million on the contract termination, turnover was maintained at the same level. The profit attributable to equity holders was HK$185 million (2004: HK$254 million), a decrease of 27%. Again, the effect of the one-time receipt distorted significantly the results of the underlying business.

Operating expenses in the first half of 2005 amounted to HK$102 million (2004:
HK$112 million), a decrease of HK$10 million, of which HK$8 million was due to the provision for impairment of trade receivables made in the prior year.

The Group's EBITDA (earnings before interest, tax, depreciation and amortisation) margin declined to 77% (2004: 80%) as a result of the decrease in turnover. However, this figure remained high compared with our peer group.

During the period, the Group generated a net cash flow of HK$96 million (2004:
HK$207 million) after paying capital expenditure of HK$21 million and dividend of HK$105 million. The decline in net cash flow was again due to the one-time receipt. At 30 June 2005, the Group reported a cash balance of HK$1,331 million (2004: HK$867 million). The Group has no debt.

DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.08 (2004: HK$ 0.08) per share. The interim dividend is payable on 15 November 2005 to equity holders on the share register as of 13 October 2005. The share register will be closed from 6 to 13 October 2005, both days inclusive.

OPERATIONS REVIEW

IN-ORBIT SATELLITES

During the first six months of 2005, the Group's fleet of three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4 continued to perform well.

The fleet is located over the Asian landmass and forms the platform for one of the largest television viewerships in the world and provides AsiaSat customers with unparalleled coverage of two-thirds of the world's population.

AsiaSat 2, launched in November 1995, orbits at 100.5oE. It carries 24 C-band and 9 Ku-band transponders, and its overall utilisation rate at 30 June 2005 was 42% (31 December 2004: 36%). The increase was due to some migration to AsiaSat 2 from AsiaSat 3S, as well as expansion of existing customers.

AsiaSat 3S, launched in March 1999, is stationed at 105.5oE and carries a payload of 28 C-band and 16 Ku-band transponders. After some migration to AsiaSat 2, its overall utilisation rate at 30 June 2005 was 73% (31 December 2004: 73%).

AsiaSat 4, launched in April 2003, is positioned at the 122.2oE slot and carries 28 C-band and 20 Ku-band transponders, including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate at 30 June 2005 was 39% (31 December 2004: 27%).

The total number of transponders on the Company's satellites leased and sold at 30 June 2005 was 65 (31 December 2004: 57), an increase of 14%, representing an overall utilisation rate of 52% (31 December 2004: 46%). This included the four BSS transponders provided for the DTH (direct-to-home) service.

EARTH STATIONS

Our Tai Po Earth Station has performed well since it took over the role as AsiaSat's principal control centre in late 2004. It has five full performance antennas, four of 7.3 metres and one of 11.3 metres, and is backed up by Stanley Earth Station that has seven antennas, one of 5 metres, three of 6 metres, one of 9 metres and two of 11 metres.

CONTRACTS WITH MAJOR CUSTOMERS

It is pleasing that, despite the significant oversupply in Asia Pacific and an extremely competitive environment, we successfully renewed several major contracts that expired in the first half of the year.

MARKET REVIEW

Overall, demand for transponder capacity remains sluggish even though there has been some activity in the region. While it would appear that pricing has stabilised for major customers, there are instances of competitors resorting to give-away pricing in certain markets.

We continue to see signs of economic improvement in the region, but the benefits are still not yet flowing through to the satellite sector. This is disappointing and we see little chance for improvement for the remainder of 2005.

As at 30 June 2005, the Group held contracts on hand worth HK$3,124 million (31 December 2004: HK$3,114 million), of which approximately HK$399 million will be recognised in the second half of the current year. I am pleased to report that the Company has been able to maintain its backlog level in this market.

BUSINESS DEVELOPMENT

In April 2005, we relocated the Group's head office to larger premises in The Lee Gardens at Causeway Bay in Hong Kong. We had outgrown our original offices and the new space provides expanded facilities and positions us well for future growth.

SUBSIDIARY

SKYWAVE

Skywave TV Limited ("Skywave") in which the Company holds 80%, is engaged with its partners in establishing a low cost DTH platform to serve the markets of Hong Kong, Macau, Taiwan and Southern China. Skywave launched its services at the beginning of the year and currently offers a variety of some 36 programmes branded under family favourites, premium movies and premium sports.

For the first six months, Skywave incurred a loss of HK$3 million, of which our share was HK$2 million. This has been reflected in the consolidated accounts.

ASSOCIATE COMPANIES

SPEEDCAST

SpeedCast Holdings Limited ("SpeedCast") in which the Company holds 47%, provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond, and continued to improve its performance in a highly competitive market. For the first six months, SpeedCast achieved a turnover of HK$38 million (2004: HK$21 million), an increase of 81% over the same period last year and reduced its loss to HK$1 million (2004: HK$7 million).

During the half year, AsiaSat generated HK$14 million as utilisation fees (2004:
HK$8 million) from SpeedCast by leasing capacity to the company.

BEIJING ASIA

Our joint venture in China, Beijing Asia Sky Telecommunications Limited ("Beijing Asia"), in which the Company holds 49%, is engaged in providing VSAT (very small aperture terminal) services in China. Beijing Asia started business in the last quarter of 2004 and, for the first six months of 2005, incurred a loss of HK$4 million, of which our share was HK$2 million.

ADDITIONAL BSS TRANSPONDERS

The Company has been awarded the licence for eight additional BSS (broadcast satellite service) transponders at the 122.2oE orbital slot. AsiaSat 4 was designed to include these frequencies by switching transponders from the FSS (fixed satellite service) beam. The additional transponders combined with the four BSS transponders previously awarded make a total of 12. These will provide adequate capacity for Skywave to grow in the future if the DTH service proves to be successful. AsiaSat will be the sole provider of BSS capacity in Hong Kong and this places the Company well for the future.

NON-DOMESTIC TELEVISION PROGRAMME SERVICE LICENCE

The Company has submitted an application for another Non-domestic Television Programme Service Licence. To broaden our business scope, this licence, together with the Fixed Carrier Licence, will be used to provide bundled services to customers who need both space segment and uplink services from the Company.

OUTLOOK

The outlook for the rest of 2005 remains unpromising and it will be difficult to maintain the results for the full year at the level achieved in 2004, for the reasons reported above. Nevertheless, we remain optimistic that there is a bright future for the satellite industry in Asia Pacific and in particular for AsiaSat as the market leader. Satellite communications bring enormous benefits to the fragmented markets of the region and this, combined with AsiaSat's recognised quality, will be the drivers of future growth.



ROMAIN BAUSCH

CHAIRMAN

Hong Kong, 24 August 2005


AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD COMPRISES 12 DIRECTORS. THE EXECUTIVE DIRECTORS ARE MR. PETER JACKSON AND MR. WILLIAM WADE. THE NON-EXECUTIVE DIRECTORS ARE MR. ROMAIN BAUSCH (CHAIRMAN), MR. MI ZENG XIN (DEPUTY CHAIRMAN), MR. ROBERT BEDNAREK, MR. DING YU CHENG, MR. KO FAI WONG, MR. JU WEI MIN AND MR. MARK RIGOLLE. THE INDEPENDENT NON-EXECUTIVE DIRECTORS ARE PROFESSOR EDWARD CHEN, MR. R. DONALD FULLERTON AND MR. ROBERT SZE.

DISCLAIMER

THE FINANCIAL INFORMATION SET OUT ABOVE DOES NOT CONSTITUTE THE GROUP'S STATUTORY FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2005 AND 2004, AND FOR THE YEAR ENDED 31 DECEMBER 2004, BUT IS DERIVED FROM THOSE FINANCIAL STATEMENTS.

STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2004 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.